UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Iconic Brands, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

45107V306

(CUSIP Number)

Thomas A. Belton

Manager, InnoAccel Investments LLC

247 E. Dark Hollow Road

Pipersville, PA 18947

(610) 294-9632

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*This Amendment No. 1, dated August 4, 2021 is to report that the Reporting Persons have ceased to be the beneficial owner, or deemed beneficial owner, of more than five percent of the class of Iconic Brands, Inc. Common Stock, par value $0.001. This amendment supplements the original Schedule 13D filed as of the date of this Amendment No. 1.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45107V306	13D	Page 2

1	NAME OF REPORTING PERSON InnoAccel Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107V306	13D	Page 3

1	NAME OF REPORTING PERSON Thomas A. Belton[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,246,631
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,246,631
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,246,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.5%[2]
14	TYPE OF REPORTING PERSON IN

______________

1Thomas A. Belton is the Manager of InnoAccel Investments LLC, and exercises control over the investment decisions of InnoAccel Investments LLC, and may have been deemed to have a beneficial interest in the shares of Common Stock previously held directly by InnoAccel Investments LLC. Thomas A. Belton is also the sole member of InnoAccel Solutions LLC, a member of InnoAccel Investments LLC, and is the beneficial owner of 2,246,631 shares that were distributed to InnoAccel Solutions LLC by InnoAccel Investments LLC.

2 Based on 89,182,764 shares outstanding as of July 26, 2021.

CUSIP NO. 45107V306	13D	Page 4

ITEM 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Iconic Brands, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 44 Seabro Avenue, Amityville, New York 11701.

ITEM 2. Identity and Background.

(a)	Name of Reporting Persons.

InnoAccel Investments LLC Thomas A. Belton

(b)	Address of Principal Business Office or, if none, Residence.

InnoAccel Investmnets LLC: 247 E. Dark Hollow Road, Pipersville, PA 18947 Thomas A. Belton: 247 E. Dark Hollow Road, Pipersville, PA 18947

(c)

Current information concerning the identity and background of the members of InnoAccel Investments LLC is set forth in Annex A, which is incorporated herein by reference in response to this item.

Thomas A. Belton serves as the Manager of InnoAccel Investments LLC, the Chief Executive Officer of InnoAccel Solutions LLC, and the Chief Executive Officer of F2B Marketing, LLC. He conducts his employment at 247 E. Dark Hollow Road, Pipersville, PA 18947

(d)

During the last five years, none of the Reporting Persons, nor any of their respective members, as applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor any of their respective members, as applicable, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

CUSIP NO. 45107V306	13D	Page 5

(f)	Reference is made to Annex A with respect to InnoAccel Investments LLC. Thomas A. Belton is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock that are the subject of this Schedule 13D were received as part of the pro rata consideration paid to InnoAccel Investments LLC in connection with the Issuer’s acquisition of all of the outstanding membership interests of TopPop LLC, a New Jersey limited liability company (“TopPop”) from InnoAccel Investments LLC and the other members of TopPop (the “Acquisition”). The Acquisition occurred on July 26, 2021 in accordance with the terms of the Acquisition Agreement, dated as of July 26, 2021, by and among the Issuer, TopPop, FrutaPop LLC, Thomas Martin, and InnoAccel Investments LLC (the “Acquisition Agreement”).

Under the terms of the Acquisition Agreement, part of the total consideration payable to FrutaPop LLC, Thomas Martin, and InnoAccel Investments LLC, as sellers, was paid in Common Stock, with 26,009,600 shares of Common Stock issued to the sellers at an aggregate value of $8,128,000, or $0.3125 per share. The pro rata portion of these shares of Common Stock to which InnoAccel Investments LLC was entitled was 11,233,162 shares of Common Stock, which shares were received on July 26, 2021.

CUSIP NO. 45107V306	13D	Page 6

ITEM 4. Purpose of Transaction

On July 26, 2021, InnoAccel Investments LLC distributed all of the Common Stock it received pursuant to the Acquisition Agreement to its members, which included the distribution of 2,246,631 shares of Common Stock to InnoAccel Solutions LLC, an entity owned and controlled by Thomas A. Belton. As a result, this Amendment No. 1, dated August 4, 2021 is to report that the Reporting Persons have ceased to be the beneficial owner, or deemed beneficial owner, of more than five percent of the Common Stock of the Issuer. This amendment supplements the original Schedule 13D filed as of the date of this Amendment No. 1.

As per the original filing, the shares were originally acquired in connection with the Acquisition, and pursuant to the terms of the Acquisition Agreement, as detailed in Item 3 above.

Under the terms of the Acquisition Agreement, InnoAccel Investments LLC may be entitled to receive additional shares of Common Stock in connection with any earn-out payments that may become payable pursuant to the terms of the Acquisition Agreement for each of the annual periods ending July 31, 2022, and July 31, 2023, which earn-out payments are contingent upon TopPop meeting and exceeding certain earnings thresholds during such periods. At least 45% of any such earn-out payments that become payable must be paid in the form of Common Stock of the Issuer, valued at the then-prevailing market price.

As per the original filing, other than as described above, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any other person set forth in Annex A hereto, had, at the time of their acquisition of the shares, or currently has, any plan or proposal that relates to, or may result in, any of the matters enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned and Percent of Class

	(i)	InnoAccel Investments LLC is the beneficial owner of 0 shares of Common Stock, representing 0% of the total number of outstanding shares of Common Stock.

(ii)

Thomas A. Belton is the beneficial owner of 2,246,631 shares of Common Stock through his ownership and control of InnoAccel Solutions LLC, representing 2.5% of the total number of outstanding shares of Common Stock (based on (i) 89,182,764 shares outstanding as of July 26, 2021).

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

InnoAccel Investments LLC: 0 Thomas A. Belton: 2,246,631

CUSIP NO. 45107V306	13D	Page 7

(ii)	shared power to vote or to direct the vote:

InnoAccel Investments LLC: 0 Thomas A. Belton: 0

(iii)	sole power to dispose or to direct the disposition:

InnoAccel Investments LLC: 0 Thomas A. Belton: 2,246,631

(iv)	shared power to dispose or to direct the disposition:

InnoAccel Investments LLC: 0 Thomas A. Belton: 0

(c)

Other than as set forth in response to Item 3 above, which is incorporated herein by reference, no other transactions in the Issuer’s Common Stock by the Reporting Persons were effected in the past sixty (60) days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons.

(e)

As of July 26, 2021, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding Common Stock of the Issuer. The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated August 4, 2021, by and among the Reporting Persons.

99.2

Acquisition Agreement, dated as of July 26, 2021, by and among Iconic Brands, Inc., TopPop LLC, FrutaPop LLC, InnoAccel Investments LLC, and Thomas Martin (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2021.

CUSIP NO. 45107V306	13D	Page 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INNOACCEL INVESTMENTS LLC

August 4, 2021	By:	/s/ Thomas A. Belton
	Name:	Thomas A. Belton
	Title:	Manager

August 4, 2021		/s/ Thomas A. Belton
Thomas A. Belton

Annex A

Information with Respect to Members and Executive Officers of the Reporting Persons

The name and principal occupation of each of the members, managers and executive officers of InnoAccel Investments LLC, are listed below. The business address of each person listed below is 247 E. Dark Hollow Road, Pipersville, PA 18947. Each natural person identified below is a citizen of the United States.

Managers/Members:

Name	Principal Occupation
Thomas A. Belton	Manager, InnoAccel Investments LLC
Peace Hollow Investments LLC	Member, InnoAccel Investments LLC
JAE Holdings LLC	Member, InnoAccel Investments LLC
Mike Crowley	Member, InnoAccel Investments LLC
Chris Stavola	Member, InnoAccel Investments LLC
Jason Stavola	Member, InnoAccel Investments LLC
InnoAccel Solutions LLC	Member, InnoAccel Investments LLC